Exhibit 7.1

RATIOS OF EARNINGS TO FIXED CHARGES

Calculation of Ratios of Earnings to Fixed Charges
for SEK excluding the S-system
on the Basis of U.S. Accounting Principles
(Skr millions, except for ratios)

	Year ended December 31,
	2005		2004	2003	2002	2001
Fixed Charges:
Interest expenses	5,184.0		4,364.9	4,091.4	3,778.5	4,781.2

Earnings:
Net profit (loss)	-1,537.9		1,076.7	643.2	2,613.4	-312.3
Taxes	-582.2		418.8	250.1	1,016.5	-123.8
Fixed charges	5,184.0		4,364.9	4,091.4	3,778.5	4,781.2
	3,063.9		5,860.4	4,984.7	7,408.4	4,345.1

Ratio of earnings to fixed charges	0.59	*	1.34	1.22	1.96	0.91	**

* Earnings are inadequate to cover fixed charges by Skr 2,120.1 million for the year ended December 31, 2005.

** Earnings are inadequate to cover fixed charges by Skr 436.1 million for the year ended December 31, 2001.